MIND SOLUTIONS, INC.

3525 Del Mar Heights Road, Suite 802

San Diego, California 92130

Telephone (888) 461-3932

August 6, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Application for Withdrawal of Post-Effective Amendment No. 1 Registration Statement on Form S-8 filed on September 9, 2013, Commission File No. 333-193587

Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Mind Solutions, Inc., formerly known as VOIS, Inc. (the “Registrant”) hereby requests the withdrawal of its Post-Effective Amendment No. 1 Registration Statement on Form S-8 filed on September 9, 2013, Commission File No. 333-193587 (the “Registration Statement”). The Registrant is making this application, inasmuch as it received notice from the Securities and Exchange Commission on August 4, 2014, that the Registrant had incorrectly filed the Registration Statement as a “Post-Effective” registration statement. The Registrant will immediately file the Registration Statement in the proper format.

Accordingly, we hereby respectfully request that a written order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Please email a copy of the written order to us, attention Mr. Kerry Driscoll at kerry@mindsolutionscorp.com, and to the attention of our counsel, Norman T. Reynolds, Esq. of the Norman T. Reynolds Law Firm, P.C. at nreynolds@ntrlawfirm.com.

If you have any questions with respect to this matter, please call Mr. Reynolds at (713) 503-9411. Thank you for your assistance in this matter.

Very truly yours,

Kerry Driscoll,

Chief Executive Officer